Exhibit 6.14

CONVERTIBLE LOAN AGREEMENT

This Convertible Loan Agreement (“Agreement”) dated as of 25 January 2018 is made by and between

DUKE ROBOTICS, INC. a Delaware Corporation (the “Company”) with its office address at 13 Palafox Place, Pensacola, FL 32502; and

RUNUMAN Ltd. a company registered in Israel (the “Lender”), with its office address at 24 Hateena St. Ganot, ISRAEL 5029300;

Whereas, The Board of Directors of the Company (“Board”) has determined that it is in the best interests of the Company to raise capital for the financing of its current operations also by way of a convertible loan; and

Whereas, The Lender has agreed to provide the Company with a loan in the amount of US$ 400,000 (four hundred thousand) (the “Loan Amount”) and the Company wishes to receive such loan, all pursuant to the terms and subject to the conditions set forth herein.

Now therefore, in consideration of the foregoing, the parties hereby agree as follows:

1.	The Loan Amount

The Lender shall disburse the Loan Amount to the Company's designated bank account within thirty (30) days following the date set above of this Agreement (“Closing”).

2.	Additional Lenders

The Company shall be entitled, at its sole discretion, to have additional lender(s) join this Agreement as Lender(s) and increase the Loan Amount, provided that such additional lender(s) shall have signed an instrument stating their acknowledgement and acceptance of this Agreement, and their consent to be bound by it.

3.	Repayment; Automatic Conversion upon Financing Round

3.1.	Unless previously converted in accordance with Section 3.2, in the event of a Financing Round (as defined below), the Loan Amount (plus accrued interest up to that time) shall be automatically converted upon consummation of such Financing Round into the same class of shares issued within such Financing Round in accordance with the terms and conditions of such Financing Round, with the exception of a 10% discount off the price per share determined under such Financing Round in the event that the pre-money valuation of the Company under such Funding round will exceed US$ 45 million.

“Financing Round” means any transaction or series of related transactions in which the Company issues equity securities in return for an aggregate consideration, of not less than US$1,000,000 (excluding the Loan Amount).

3.2.	Unless previously converted in accordance with Section 3.1, in the event that the Company consummates a transaction involving a merger, consolidation, reorganization or a sale of all or substantially all of the assets of the Company, or any other transaction or series of related transactions pursuant to which the shareholders of the Company hold, immediately after such transaction less than 50% of the voting power or equity interests of the surviving or acquiring entities following such transaction (other than pursuant to the issuance of shares of the Company in connection with an equity financing) (each, an “Exit Event”), immediately prior to and conditional upon the consummation of such Exit Event, the Loan Amount shall be automatically converted into Company shares at a 10% discount off the price per share determined under such Exit Event.

4.	Repayment

Anything herein to the contrary notwithstanding, the outstanding Loan Amount plus accrued interest at the rate of 6%, compounded annually, shall, unless otherwise directed by the Lender, become immediately due and payable upon the Company becoming insolvent or upon the commission of any act of bankruptcy or liquidation of the Company.

5.	Representations and Warranties

5.1.	The Company represents and warrants to the Lender that: (i) the Company, and its subsidiary, are each a corporation duly formed, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. (ii) all corporate actions on the part of the Company, and its authorized organs, required for the authorization, execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated herein have been taken prior to or at the Closing. (iii) complete copies of the Company’s audited financial statements consisting of the statement of financial position of the Company as of December 31, 2016 and the related consolidated statements of income and cash flows for the two-year period then ended as well as the unaudited financial statements as of June 30, 2017 (the “Financial Statements”) were filed and are available for review on the SEC website.

5.2.	The Lender represents and warrants to the Company that: (i) all actions on the part of the Lender, necessary for the authorization, execution, delivery, payment and performance by the Lender of this Agreement and the consummation of the transactions contemplated herein, will be taken on or prior to the Closing. (ii) except as set forth herein and/or in the Company's Offering Circular or Financial Statements, no representations or warranties have been made to the Lender, or to the Lender’s advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition (iii) the shares of the Company are not registered under applicable securities laws and regulations (iv) Lender has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the Lender's loan to the Company, and to make an informed decision relating thereto.

6.	General

6.1.	This Loan Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

6.2.	No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Loan Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

6.3.	This Agreement may not be assigned by a party hereto without the prior written consent of the other party. Notwithstanding the above, and prior to conversion of the Loan upon a Financing Round or an Exit Event (as defined in Sections 3.1 and 3.2 above), the Lender shall have the right to assign its rights under this Agreement: (i) in the event of a merger or a sale of all or substantially all of the assets of the Lender; OR (ii) to a related or affiliated entity or person. All of this subject to the Lender providing the Company with a written assignment notice stating the identity and contact information of the assignee including a written consent of the assignee to such an assignment.

6.4.	This Loan Agreement shall be governed by and construed in accordance with the laws of the State of Israel (without giving effect to any applicable conflict of law provisions). The competent courts of Tel Aviv shall have sole and exclusive jurisdiction over any dispute related to this Agreement, its performance or breach.

6.5.	The parties hereto shall not by any act, delay, and omission or otherwise be deemed to have waived any of their rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

[Signature page to follow]

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In witness thereof, the parties have executed this Convertible Loan Agreement as of the date set forth above:

DUKE ROBOTICS, INC.	RANUMAN Ltd.

By: Razi Atuar, CEO	By: Eyal Segal, Director

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